CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Establish GLN Partnership with Hebei Normal University in China

July 25th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with Hebei Normal University (“HNU”) Foreign Language College to jointly establish and offer educational programs in both English language training and hotel and tourism management through CIBT Group’s Global Learning Network (“GLN”) system.

Under the terms of the MOU, a GLN classroom equipped with professional grade video conferencing technology is to be established within Hebei Normal University, allowing CIBT Group instructors in Vancouver, Canada to teach the proposed courses.  HNU is responsible for providing facilities, marketing and recruiting students, while CIBT Group will assist in these initiatives and deliver the programs by Canadian or U.S instructors broadcasted live from Vancouver, Canada.

“We are pleased to report that on July 5th 2011 a demo class was conducted via the GLN to a group of experienced teachers from Hebei Normal University and received excellent results” commented Toby Chu, President, CEO and Vice Chairman of CIBT. “Based on this positive interest, CIBT and HNU have agreed to offer the proposed programs using our Global Learning Network platform to the faculty and staffs of HNU, and aim to include HNU students in the future.”

This latest MOU marks the 14th prominent academic partner to join CIBT Group’s GLN platform over the past year throughout Asia.

About Hebei Normal University:

Hebei Normal University has over 100 years of history and was approved by Hebei provincial government in 1996. The University is located in Hebei, China and covers over 122,287 acres. The University employs a faculty and staff of 3,438 who teach a student population of nearly 35,000.

Hebei Normal University has 16 colleges including Hebei Normal University Foreign Language College. There are 58 bachelor programs and 44 masters programs. Since 1996, the university has achieved two national teaching awards, 41 provincial teaching awards and has undertaken eight state projects of teaching innovation as well as 11 provincial level projects.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statement in this news release as to the programs expected to be offered by the partnerships with Hebei Normal University, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; uncertainties as to the acceptance of the arrangements with all parties involved; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.